Exhibit 99.1

Alpha Technology Group Limited Announces Pricing of Its Initial Public Offering

Hong Kong, Oct. 31, 2023 (GLOBE NEWSWIRE) -- Alpha Technology Group Limited (the “Company” or “Alpha”), an established cloud-based IT solution service provider in Hong Kong, today announced the pricing of its initial public offering (the “Offering”) of 1,750,000 ordinary shares (the “Ordinary Shares”) at a public offering price of $4.00 per share for total gross proceeds of $7,000,000, before deducting underwriting discounts and other offering expenses. The Ordinary Shares have been approved for listing on the Nasdaq Capital Market and are expected to commence trading on October 31, 2023, under the ticker symbol “ATGL”.

The Company has granted the underwriters an option, within 45 days from the closing date of the Offering, to purchase up to an additional 262,500 Ordinary Shares at the public offering price, less underwriting discounts, to cover the over-allotment option, if any.

The Offering is expected to close on November 2, 2023, subject to the satisfaction of customary closing conditions.

The Offering is being conducted on a firm commitment basis. Prime Number Capital, LLC is acting as the sole bookrunner for the Offering. Hunter Taubman Fischer & Li LLC is acting as U.S. counsel to the Company, and Sichenzia Ross Ference Carmel LLP is acting as U.S. counsel to the underwriter, in connection with the Offering.

The Company intends to use the proceeds from this Offering for 1) increasing operating scale and expanding business in overseas markets including Southeast Asia countries by merger and acquisition and recruiting a new team; 2) enhancing research and development on the AI-OCR technologies; and 3) funding working capital and for other general corporate purposes.

A registration statement on Form F-1 (File No. 333-273289) relating to the Offering, as amended, has been filed with the U.S. Securities and Exchange Commission (the “SEC”) and was declared effective by the SEC on October 30, 2023. The Offering is being made only by means of a prospectus. Copies of the final prospectus related to the Offering may be obtained, when available, from Prime Number Capital, LLC by email at info@pncps.com or via standard mail to Prime Number Capital, LLC, 12 E 49th St, Floor 27, New York, NY10017. In addition, a copy of the final prospectus can also be obtained via the SEC’s website at www.sec.gov.

Before you invest, you should read the prospectus and other documents the Company has filed or will file with the SEC for more information about the Company and the Offering. This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Alpha Technology Group Limited

Alpha Technology Group Limited is a cloud-based IT solution service provider in Hong Kong. The Company utilizes analytic and programming skills, AI technologies and technological know-hows to provide comprehensive solutions designed to optimize business performance of its customers, help them meet various industry-specific operational challenges and create new business opportunities for the customers from a variety of industries, including consulting, real estate, architectural design, carpark management, electronic payment services, logistics, investments, retail, textiles, wholesale and distribution, etc. Though its subsidiaries Techlution and NSL, the Company provides(i)system development services,(ii) web and mobile application development services, and (iii)in-house developed OCR software with AI technology(the “AI-OCR software”) with a view to achieving digitalization of customers’ business and operations. Alpha also provides technological support, maintenance and NFT-related services such as creation of NFT artwork, marketplace and development of NFT-related games to customers. For more information, please visit: https://techlution.io.

Forward-Looking Statement

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. These forward-looking statements include, without limitation, the Company’s statements regarding the expected trading of its Ordinary Shares on the Nasdaq Capital Market and the closing of the Offering. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and the completion of the initial public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the registration statement filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Underwriters

Prime Number Capital LLC

Ms. Xiaoyan Jiang, Chairwoman

Email：info@pncps.com

Investor Relations

WFS Investor Relations Inc.

Janice Wang, Managing Partner

Email: services@wealthfsllc.com

Phone: +86 13811768599

+1 628 283 9214